Exhibit 10.2

EXECUTION VERSION

J.P. MORGAN SECURITIES LLC JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, New York 10179	THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. 1251 Avenue of the Americas New York, NY 10020

CONFIDENTIAL

February 19, 2013

Bridge Term Loan Facility

Commitment Letter

Total System Services, Inc.

One TSYS Way

Columbus, Georgia 31901

Attention:  James B. Lipham, Senior Executive Vice President and Chief Financial Officer

$1,200 Million Bridge Term Loan Facility

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”), J.P. Morgan Securities LLC (“JPMorgan”) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU” and together with JPMorgan Chase Bank and JPMorgan, the “Commitment Parties”, “us” or “we”) that Total System Services, Inc., a Georgia corporation (“you” or the “Borrower”) intends to acquire (the “Acquisition”), through a merger, NetSpend Holdings, Inc. (the “Target”) pursuant to an Agreement and Plan of Merger (together with all exhibits, schedules and disclosure letters thereto, the “Merger Agreement”) dated as of February 19, 2013 among the Target, General Merger Sub, Inc. and the Borrower. Capitalized terms used but not defined herein are used with the meanings assigned to them in the Exhibits attached hereto. This letter, Exhibit A (the “Summary of Terms”) and Exhibit B attached hereto, are collectively referred to as the “Commitment Letter”. The Acquisition, the entering into and funding of the Term Loan Facility (as defined below) and all related transactions are hereinafter collectively referred to as the “Transaction.”

In connection therewith (a) JPMorgan Chase Bank is pleased to offer to be the sole administrative agent (in such capacity, the “Administrative Agent”) for a $1,200 million senior bridge term loan facility to the Borrower (the “Term Loan Facility”), (b) BTMU is pleased to offer to be the sole syndication agent (in such capacity, the “Syndication Agent”) for the Term Loan Facility and (c) each of JPMorgan Chase Bank and BTMU (collectively the “Lead Banks”) is pleased to offer its commitment (on a several and not joint basis) to provide $900 million and $300 million, respectively, of the Term Loan Facility, upon and subject to the terms and conditions set forth in this Commitment Letter (it being understood that any event occurring after the date hereof and prior to the Closing Date that would result in a mandatory prepayment with respect to the Term Loan Facility after the funding thereof as set forth in Exhibit A shall reduce commitments with respect to the Term Loan Facility under this Commitment Letter or result in a prepayment of Term Loans, as applicable, as set forth on Exhibit A. In addition, (i) JPMorgan is pleased to advise you of its willingness in connection with the foregoing commitments, to act as the sole bookrunner for the Term Loan Facility (in such capacity, the “Bookrunner”) and (ii) JPMorgan and BTMU are each pleased to advise you of their willingness in connection with the foregoing commitments, to act as joint lead arrangers (in such capacities collectively, the “Lead Arrangers”) for the Term Loan Facility.

It is agreed that (a) JPMorgan Chase Bank will act as sole Administrative Agent for the Term Loan Facility, (b) BTMU will act as sole Syndication Agent for the Term Loan Facility, (c) JPMorgan will act as the Bookrunner for the Term Loan Facility and (d) JPMorgan and BTMU will each act as a Lead Arranger for the Term Loan Facility. It is further agreed that JPMorgan will have “lead left” placement in any and all marketing materials and documentation used in connection with the Term Loan Facility and have authority typically associated with “lead left” placement. No other agents, co-agents, arrangers or bookrunners will be appointed and no other titles will be awarded without the prior consent of the Commitment Parties.

The commitments and/or agreements of each Commitment Party hereunder are subject to the satisfaction of each of the conditions precedent set forth in Exhibit B and the following conditions precedent: (a) the negotiation, execution and delivery of definitive documentation for the Term Loan Facility (the “Term Facility Documentation”) consistent with this Commitment Letter and Fee Letters and otherwise satisfactory to you and such Commitment Party and (b) since September 30, 2012, there shall not have been any Target Material Adverse Effect. As used herein, “Target Material Adverse Effect” means any event, change, circumstance, effect, occurrence, condition, state of facts or development, either individually or in the aggregate with any such other item, that is materially adverse to (I) the business, assets, liabilities, condition (financial or other) or results of operations of the Target and its subsidiaries taken as a whole, or (II) the ability of the Target to consummate the transactions contemplated by the Merger Agreement, other than, in each case, any event, change, circumstance, effect, occurrence, condition, state of facts or development (individually or in the aggregate) arising out of or resulting from (a) a decrease in the market price or the trading volume of shares of Common Stock (as defined in the Merger Agreement), in and of itself, or any failure by the Target to meet any published public estimates of the Target’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Target to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the facts or occurrences giving rise or contributing to any such changes or failures, which may be taken into account in determining whether there is a Target Material Adverse Effect), (b) general political, tax, economic or business conditions in the United States or any country or region in the world in which the Target or any of its subsidiaries does business, or any changes therein, or general financial, securities, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, and including, in each case, any such event, change, circumstance, effect, occurrence, condition, state of facts or development arising out of or resulting from acts of war (whether or not declared) or the commencement, continuation or escalation of a war, acts of armed hostility or terrorism, (c) changes in U.S. GAAP, applicable law or authoritative interpretations thereof, (d) any change or effect generally affecting the industries or business segments in which the Target operates, (e) any hurricane, earthquake, flood or other natural disasters or acts of God, (f) any change or effect attributable to the execution or announcement of the Merger Agreement or the performance of the Target’s express obligations thereunder (including compliance with the covenants set forth therein), other than (1) the termination of relationships with any person or group or related persons (each, a “Core Counterparty”) under the Contracts (as defined in the Merger Agreement) with each such Core Counterparty set forth on Section 3.1 of the Disclosure Schedule to the Merger Agreement, or (2) any inaccuracy or breach of the representation set forth in Section 3.4(b) of the Merger Agreement or (g) the performance by you or any of your Affiliates (as defined in the Merger Agreement) of your express obligations under the Merger Agreement, provided that any event, change, circumstance, effect, occurrence, condition, state of facts or development arising out of or resulting from the matters described in (b) through (e) of this definition shall not be excluded to the extent that such event, change, circumstance, effect, occurrence, condition, state of facts or development disproportionately and adversely affects the Target as compared to other persons engaged in the businesses in which the Target engages.

Notwithstanding anything in this Commitment Letter, the Fee Letters (as hereinafter defined) or the Term Facility Documentation to the contrary, (a) the only representations relating to you and your subsidiaries, the Target and its subsidiaries and their respective businesses the accuracy of which shall be a condition to availability of the Term Loan Facility on the Closing Date shall be (i) such of the representations made by the Target (or its affiliates) in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that the accuracy of any such representation is a condition to your (or your affiliates’) obligations to close under the Merger Agreement or you have the right to terminate your (or your affiliates’) obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement (the “Specified Merger Agreement Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the Term Facility Documentation shall be in a form such that they do not impair availability of the Term Loan Facility on the Closing Date if the conditions set forth in this Commitment Letter are satisfied. For purposes hereof, “Specified Representations” means the representations and warranties referred to in Exhibit A relating to corporate existence and qualification, power and authority to enter into the Term Facility Documentation, due authorization, execution and delivery of, and enforceability of, the Term Facility Documentation, no conflicts with applicable laws in any material respect or with organizational documents (in each case as they relate to entering into and performing the Term Facility Documentation), use of proceeds, solvency (on a consolidated basis), Patriot Act, OFAC (as to compliance in all material respects by the Borrower and its subsidiaries, other than the Target and its subsidiaries), Federal Reserve margin regulations and the Investment Company Act. Notwithstanding anything in this Commitment Letter or the Fee Letters to the contrary, the only conditions to availability of the Term Loan Facility on the Closing Date are set forth in the immediately preceding paragraph and in Exhibit B. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provision” and shall constitute a condition precedent as referenced in Exhibit B.

The Bookrunner intends to syndicate the Term Loan Facility to a group of lenders identified by it in consultation with you and reasonably acceptable to you (together with JPMorgan Chase Bank and BTMU, the “Lenders”). The Bookrunner intends to commence syndication of the Term Loan Facility promptly upon your acceptance of this Commitment Letter and the Fee Letters. You agree to actively assist the Bookrunner in achieving a syndication of the Term Loan Facility that is satisfactory to it and you until the occurrence of a Successful Syndication. Such assistance shall include your (a) providing, and using commercially reasonable efforts to cause your advisors to provide, the Commitment Parties and the other Lenders upon request with all information (including information and evaluations prepared by you or your advisors) reasonably deemed necessary by the Bookrunner to complete syndication, including, but not limited to, the Projections (as defined below) (the “Information”), (b) assisting in the preparation of a confidential information memoranda (“Confidential Information Memorandum”) and other customary marketing materials to be used in connection with the syndication of the Term Loan Facility (the “Information Materials”), (c) using commercially reasonable efforts to ensure that the syndication efforts of the Bookrunner benefit materially from your existing banking relationships, (d) otherwise assisting the Bookrunner in its syndication efforts, including by making your officers and advisors available to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at one or more meetings of prospective Lenders at times and locations to be mutually agreed and (e) your using your commercially reasonable efforts to obtain corporate credit and/or corporate family ratings for the Borrower (on a pro forma basis after giving effect to the Transactions) from each of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Financial Services LLC (“S&P”) as soon as practicable. At the option of the Bookrunner, you agree to use commercially reasonable efforts (x) to enter into the Term Facility Documentation with the Lenders within 15 days after the date hereof or (y) at your election (in lieu of entering into the Term Facility Documentation), to enter into one or more joinder agreements to this Commitment Letter within 15 days after the date hereof executed by the applicable Lenders, the Commitment Parties and you (“Joinder Agreements”) (which Joinder Agreements shall provide that the commitments of the Lenders thereunder shall be subject to the same terms and conditions as are applicable to the commitments of JPMorgan Chase Bank and BTMU under this Commitment Letter, with the fees payable to such Lenders to be as set forth in such Joinder Agreements, in each case pursuant to which such Lenders shall assume a proportion of the commitments with respect to the Term Loan Facility as set forth in such Term Facility Documentation or Joinder Agreements, as applicable, with a corresponding reduction in the commitments of the Lead Banks by the amount so assumed, provided that, except as otherwise provided above, neither JPMorgan Chase Bank nor BTMU shall be released or novated from their commitments under this Commitment Letter in connection with any other assignments (other than an assignment pursuant to the Term Facility Documentation) contemplated under this Commitment in connection with the syndication of the Term Loan Facility and shall remain obligated with respect to such commitments through the Closing Date notwithstanding any such assignment. To facilitate a Successful Syndication, you agree that, until the earliest of completion of a Successful Syndication, termination of the syndication (as determined by the Bookrunner), and 45 days following the funding of the Term Loan Facility, the Borrower will not, and will not permit its subsidiaries to, offer, syndicate or issue, or attempt to offer, syndicate or issue, any debt securities or syndicated bank financing that, in the reasonable judgment of the Bookrunner, would reasonably be expected to adversely impact in any material respect the syndication of the Term Loan Facility (other than any indebtedness the net proceeds of which are used to prepay or reduce the commitments under the Term Loan Facility).

Notwithstanding the foregoing or anything to the contrary set forth in this Commitment Letter or the Fee Letters, (a) the Borrower shall not be required to disclose communications relating to any litigation or investigation, or the conduct thereof, solely to the extent that such disclosure would reasonably be expected to result in the waiver of the attorney-client privilege or work product protection applicable thereto, and (b) without limiting your obligation to assist in the syndication of the Term Loan Facility as provided herein, neither of (x) obtaining the ratings referred to above, or (y) the achievement of a Successful Syndication shall constitute a condition precedent to the commitments of the Commitment Parties hereunder or the funding of the Term Loan Facility on the Closing Date.

It is understood and agreed that the Bookrunner will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Term Loan Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein, in the Fee Letters (in the case of the Lead Banks and their affiliates, if applicable) and in Exhibit B.

You represent, warrant and covenant that (a) all Information which has been or is hereafter made available to any of the Commitment Parties or the Lenders by you or any of your representatives (or on your or their behalf, but only to your knowledge with respect to any Information that is provided by the Target, its subsidiaries or their Representatives) in connection with any aspect of the Term Loan Facility other than (i) information of a general economic or general industry nature and (ii) all projections, financial estimates, forecasts and other forward-looking information (“Projections”), as and when furnished and taken as a whole (after giving effect to (x) with respect to information delivered on or prior to the date hereof, supplements delivered on or prior to the date hereof and (y) with respect to information delivered after the date hereof, supplements delivered thereafter), is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us by you or any of your representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished to us (it being understood that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). You agree to furnish us with further and supplemental information from time to time until the later of (x) a Successful Syndication, but in no event exceeding 45 days after the Closing Date and (y) the date of the initial borrowing under the Term Loan Facility (the “Closing Date”) so that the representation, warranty and covenant in the immediately preceding sentence would be correct if the Information were being furnished, and such representation, warranty and covenant were being made, on such date. In issuing this commitment and in arranging and syndicating the Term Loan Facility, the Commitment Parties are and will be using and relying on the Information without independent verification thereof.

You acknowledge that the Lead Arrangers on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system. In connection with the syndication of the Term Loan Facility, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information Materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that does not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower, the Target or their affiliates, or the respective securities of any of the foregoing. Prior to distribution of Information Materials to prospective Lenders, you shall provide us with a customary letter authorizing the dissemination thereof.

By executing this Commitment Letter, you agree to reimburse each of the Commitment Parties from time to time on demand for all reasonable and invoiced out-of-pocket fees and expenses, including, but not limited to, (a) the reasonable and invoiced fees, disbursements and other charges of counsel to the Commitment Parties and the Administrative Agent (it being understood that the Commitment Parties shall use a single transaction counsel in connection with the principal negotiation and documentation of this Commitment Letter and the Term Loan Facility (understanding that certain Commitment Parties may have separate outside counsel provide limited review of all documentation at the expense of such Commitment Parties), the fees for which we currently estimate to be in a range separately communicated to you and agree to notify you promptly if we believe such estimate will be exceeded) and (b) out-of-pocket due diligence expenses by each of the Commitment Parties in connection with the Term Loan Facility, the syndication thereof prior to the Closing Date, the preparation of the definitive documentation therefor and the other transactions contemplated hereby. The provisions of this paragraph shall remain in full force and effect regardless of whether any definitive documentation for the Term Loan Facility shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder.

You agree to indemnify and hold harmless each of the Commitment Parties, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that are actually incurred by or asserted or awarded against any such Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any matters contemplated by this

Commitment Letter (including the Acquisition) or (b) the Term Loan Facility or any use made or proposed to be made with the proceeds thereof (IN ALL CASES, WHETHER OR NOT CAUSED OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNIFIED PARTY), except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction (x) to have resulted from (i) such Indemnified Party’s bad faith, gross negligence or willful misconduct or (ii) the material breach by such Indemnified Party of its obligations under this Commitment Letter or (y) to have arisen out of, or in connection with, any proceeding that does not involve an act or omission by you or any of your affiliates and that is brought by an Indemnified Person against any other Indemnified Person (other than a claim related to such Indemnified Person acting as a Bookrunner, Lead Arranger, administrative agent, syndication agent or in another agency or representative capacity). In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the Closing Date occurs. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates, or to your or their respective equity holders or creditors arising out of, related to or in connection with the Acquisition, this Commitment Letter or any aspect of the Term Loan Facility, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from (i) such Indemnified Party’s bad faith, gross negligence or willful misconduct or (ii) the material breach by such Indemnified Party of its obligations under this Commitment Letter. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the bad faith, gross negligence or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction. The foregoing provisions in this paragraph shall be superseded in each case by the applicable provisions contained in the definitive documentation for the Term Loan Facility upon the execution thereof and thereafter shall have no further force and effect.

This Commitment Letter, the fee letter dated the date hereof and delivered herewith among you and us (the “Arranger Fee Letter”) and the fee letter dated the date hereof and delivered herewith between you, JPMorgan Chase Bank and JPMorgan (the “Agency Fee Letter” and collectively with the Arranger Fee Letter, the “Fee Letters”) and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof as otherwise permitted herein, may not be disclosed in whole or in part to any person or entity without our prior written consent. The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, the Target and your and their subsidiaries, which information includes your and their names and addresses and other information that will allow each of the Commitment Parties to identify you and them in accordance with the Act.

You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. Each Commitment Party agrees that it will not furnish confidential information obtained from you to any of its other customers and that it will treat confidential information relating to you and your affiliates with the same degree of care as it treats its own confidential information. Each Commitment Party further advises you that it will not make available to you confidential information that it has obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that each Commitment Party is permitted to access, use and, subject to the confidentiality provisions of this Commitment Letter or other applicable confidentiality agreements, share with any of its bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates (but no such information regarding any of your customers) that is or may come into the possession of such Commitment Party or any of such affiliates.

In connection with all aspects of the Term Loan Facility, you acknowledge and agree that: (a) (i) the arranging and other services described herein regarding the Term Loan Facility are arm’s-length commercial transactions between you, on the one hand, and each of the Commitment Parties, on the other hand that do not directly or indirectly give rise to, nor do you rely on, any fiduciary duty to you or your affiliates on the part of any of the Commitment Parties, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter; (b) (i) each of the Commitment Parties has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you or any other person or entity and (ii) none of the Commitment Parties has any obligation to you or any other person or entity with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) each of the Commitment Parties and each of their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and none of the Commitment Parties has any obligation to disclose any of such interests to you or your affiliates. You agree that you will not claim that any Commitment Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you, in connection with the Term Loan Facility.

The indemnification, fee, expense, jurisdiction, governing law, venue, waiver of jury trial, syndication and confidentiality provisions contained herein and in the Fee Letters shall remain in full force and effect regardless of whether any definitive documentation for the Term Loan Facility shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of any Commitment Party hereunder. This Commitment Letter may not be amended or waived except by an instrument in writing signed by the Borrower and each of the Commitment Parties.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letters nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) to you, the Target and your and its officers, directors, employees, affiliates, members, partners, stockholders, attorneys, accountants, agents and advisors on a confidential and need-to-know basis (provided that any disclosure of the Fee Letters or their terms or substance to the Target, its subsidiaries or their officers, directors, employees, affiliates, members, partners, stockholders, attorneys, accountants, agents or advisors shall be redacted in a manner reasonably acceptable to the Lead Arrangers), (b) in any legal, judicial or administrative proceeding or as otherwise required by law or regulation or as requested by a governmental authority (including, for the avoidance of doubt, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges; provided that the terms and contents of any of the Fee Letters shall not be included in any such disclosure, but to the extent required by applicable law, you may disclose the aggregate fee amounts in the Fee Letters as part of a generic disclosure of total fees and expenses in connection with the aggregate sources related to the Transactions) (in which case you agree, to the extent permitted by law, to inform us promptly in advance thereof) and (c) the Summary of Terms may be disclosed to potential Lenders and to any rating agency in connection with the Term Loan Facility.

Each Commitment Party agrees that it will maintain the confidentiality of the Confidential Information (as defined below), except that Confidential Information (as defined below) may be disclosed (a) to its respective affiliates and to its and its affiliates’ respective partners, directors, officers, employees, agents, advisors, legal counsel, independent auditors and professionals and other representatives (collectively, “Representatives”) (it being understood that (i) Representatives will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential and (ii) a party making such information available to its affiliates and its and their respective officers, directors and employees agrees to be responsible for any breach of this paragraph that results from the actions or omissions of such affiliates, officers, directors and employees), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any legal process, subpoena, judicial or administrative proceeding or similar compulsory process, provided such Commitment Party agrees that it will notify you as soon as practical in the event of any such disclosure (other than at the request of a regulatory authority), unless such notification shall be prohibited by applicable law or legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies under this Commitment Letter, the Fee Letters, or under any documentation evidencing or relating to the Term Loan Facility or any action or proceeding relating to this Commitment Letter, the Fee Letters, or any documentation evidencing or relating to the Term Loan Facility or the enforcement of rights hereunder or thereunder, (f) to potential or prospective Lenders, participants or assignees; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants or assignees or prospective assignees referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant or assignee or prospective assignee that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to the Borrower and the Bookrunner, including, without limitation, as agreed in any confidential information memorandum or other marketing materials or in connection with the distribution of information through Intralinks) in accordance with the standard syndication processes of the Bookrunner or customary market standards for dissemination of such type of information, (g) with your consent, (h) to the extent such Confidential Information (x) becomes publicly available other than as a result of disclosure by such Commitment Party, its affiliates or Representatives or (y) becomes available to such Commitment Party or any of its respective affiliates on a nonconfidential basis from a source other than the Borrower, its affiliates or Representatives or any person that the Commitment Party or its Representatives know is breaching a confidentiality obligation to the Borrower or its subsidiaries by making such Confidential Information available without the consent or authorization of the Borrower, or (i) in the case of the information set forth on Exhibit A, to S&P and Moody’s on a confidential basis. For purposes of this paragraph, “Confidential Information” means all information received from you, the Target or your or their subsidiaries relating to you, the Target or any of your or their subsidiaries or any of their respective businesses, other than any such information that is available to such Commitment Party or its affiliates on a nonconfidential basis prior to disclosure by you or any of your subsidiaries. Any Person required to maintain the confidentiality of Confidential Information as provided in this paragraph shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Confidential Information as such person would accord to its own confidential information. The obligations of each of the Commitment Parties under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the definitive documentation for the Term Loan Facility, and in any case, on the date that is one year from the date hereof.

This Commitment Letter and the Fee Letters may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letters by telecopier, facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter and the Fee Letters shall be governed by, and construed in accordance with, the laws of the State of New York; provided, however, that (a) the interpretation of the definition of Target

Material Adverse Effect and the determination of whether there shall have occurred a Target Material Adverse Effect, (b) the determination of whether the Acquisition has been consummated as contemplated by the Merger Agreement, and (c) the determination of whether the representations and warranties made by the Target in the Merger Agreement are accurate, and whether any inaccuracy thereof entitles the Borrower to terminate its obligations under the Merger Agreement or not to consummate the Acquisition, shall be determined in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction. Each Commitment Party and you hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or Federal court sitting in the Borough of Manhattan in the City of New York over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter or the Fee Letters or the performance of services hereunder or thereunder. Each Commitment Party and you agree that service of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court. Each Commitment Party and you hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. Each Commitment Party and you hereby irrevocably waive any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the Acquisition, this Commitment Letter, the Fee Letters, the Term Loan Facility or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof.

This Commitment Letter and the Fee Letters embody the entire agreement and understanding among the Commitment Parties and you with respect to the Term Loan Facility and supersede all prior agreements and understandings relating to the specific matters hereof. No party has been authorized by any of the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by the Borrower without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This Commitment Letter and all commitments and undertakings of the Commitment Parties hereunder will expire at 11:59 p.m. (New York time) on February 20, 2013 unless you execute this Commitment Letter and the Fee Letters and return them to us prior to that time (which may be by facsimile or electronic transmission), whereupon this Commitment Letter and the Fee Letters (each of which may be signed in one or more counterparts) shall become binding agreements. In the event that the initial borrowing under the Term Loan Facility does not occur on or before the Expiration Date, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our discretion, agree to an extension. “Expiration Date” means the earliest of (i) October 31, 2013, (ii) the closing of the Acquisition without the use of the Term Loan Facility and (iii) the termination or public abandonment of the Merger Agreement prior to closing of the Acquisition.

THIS WRITTEN AGREEMENT (WHICH INCLUDES THE SUMMARY OF TERMS) AND THE FEE LETTERS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ Robert D. Bryant
Name:	Robert D. Bryant
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Deepti Chauhan
Name:	Deepti Chauhan
Title:	Vice President

[Signature Page to Commitment Letter]

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Lillian Kim
Name:	Lillian Kim
Title:	Director

[Signature Page to Commitment Letter]

Accepted and agreed to as of the date first above written:

TOTAL SYSTEM SERVICES, INC.

By:	/s/ M. Troy Woods
Name:	M. Troy Woods
Title:	President and Chief Operating Officer

[Signature Page to Commitment Letter]

EXECUTION VERSION

EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

TOTAL SYSTEM SERVICES, INC.

$1,200 MILLION BRIDGE TERM LOAN FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit A is attached.

BORROWER:	Total System Services, Inc., a Georgia corporation (the “Borrower”).

ADMINISTRATIVE AGENT:	JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”) will act as sole administrative agent (the “Administrative Agent”).

SOLE BOOKRUNNER	J.P. Morgan Securities LLC (“JPMorgan”) (in such capacity, the “Bookrunner”).

JOINT LEAD ARRANGERS:	JPMorgan and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) (in such capacities, collectively, the “Lead Arrangers”).

SYNDICATION AGENT:	BTMU.

LENDERS:	A syndicate of financial institutions (including JPMorgan Chase Bank and BTMU) arranged by the Bookrunner (collectively, the “Lenders”).

BRIDGE TERM LOAN FACILITY:	A $1,200 million 364-day bridge term loan facility (the “Term Loan Facility” the term loans thereunder, the “Term Loans”), made in U.S. Dollars in a single advance on the Closing Date.

PURPOSE:

The proceeds of the Term Loan Facility will be used, in part, to finance the Acquisition, to repay certain indebtedness of the Target and its subsidiaries, and to pay fees and expenses related thereto.

CLOSING DATE:	The date of initial funding under the Term Facility Documentation (the “Closing Date”) to occur on or before the Expiration Date.

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Term Loan Facility shall terminate and all amounts outstanding thereunder shall be due and payable 364 days from the Closing Date (the “Maturity Date”).

OPTIONAL PREPAYMENTS:

The Borrower may prepay the Term Loan Facility in whole or in part at any time without premium or penalty, subject to reimbursement of the Lenders’ customary breakage and redeployment costs (but not lost profits) in the case of prepayment of LIBOR borrowings.

MANDATORY PREPAYMENTS AND COMMITMENT REDUCTIONS:

Prior to the Closing Date (assuming for purposes hereof the Transactions have been consummated), the aggregate commitments in respect of the Term Loan Facility shall be permanently reduced by an amount equal to, and after the Closing Date the Borrower shall make prepayments of Term Loans from:

(a) 100% of the net cash proceeds from any non-ordinary course sale or other disposition of assets (including as a result of casualty or condemnation) by the Borrower and its subsidiaries (subject to exceptions and reinvestment rights to be agreed);

(b) 100% of the net cash proceeds from issuances or incurrences of debt by the Borrower and its subsidiaries (other than certain indebtedness to be agreed but including, to the extent that the Borrower enters into a credit agreement after the date hereof pursuant to which the Borrower obtains commitments for a term loan facility to fund a portion of consideration in respect of the Acquisition (a “Refinancing Term Loan Facility”), reductions and/or prepayments, as applicable, in an amount equal to the aggregate amount of such commitments under the Refinancing Term Loan Facility (which reductions and/or prepayments shall only reduce or prepay the commitments or Term Loans, as applicable, of JPMorgan Chase Bank and BTMU up to $200 million in the aggregate, with such reductions and/or prepayments to be allocated pro rata based on their respective commitments as of the date hereof)); and

(c) 100% of the net cash proceeds from issuances of new equity or equity linked securities by the Borrower (other than net cash proceeds from equity issuances made pursuant to employee compensation plans or arrangements or pursuant to the Borrower’s dividend reinvestment plan).

CONDITIONS PRECEDENT TO CLOSING DATE

The closing and the initial extension of credit under the Term Loan Facility will be subject to satisfaction of conditions precedent as set forth in the Commitment Letter, including Exhibit B to the Commitment Letter.

REPRESENTATIONS AND WARRANTIES:

To be substantially the same as those contained in the Borrower’s Credit Agreement dated September 10, 2012 among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent and the other parties thereto (as amended, supplemented or otherwise modified up to the date hereof, the “Existing Credit Agreement”) (including the exceptions and qualifications contained therein), modified as agreed for transactions of this type, including: (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability; (v) accuracy and completeness of specified financial statements and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a material adverse effect; (vi) no material litigation; (vii) ownership of property; (viii) insurance matters; (ix) compliance with environmental laws; (x) tax matters; (xi) ERISA compliance; (xii) identification of subsidiaries; (xiii) not engaging in the business of purchasing or carrying margin stock (other than repurchases by the Borrower of its own capital stock permitted by the Existing Credit Agreement); (xiv) status under Investment Company Act; (xv) solvency; (xvi) accuracy of disclosure; (xvii) use of proceeds; (xviii) compliance with laws; (xix) intellectual property and (xx) Patriot Act, OFAC and FCPA.

COVENANTS:

To be substantially the same as those contained in the Existing Credit Agreement (including the exceptions and qualifications contained therein), which include the following: (i) delivery of financial statements, SEC filings, compliance certificates and other specified information, (ii) notices of default, litigation, governmental proceedings or investigations, which litigation, proceedings or investigations could reasonably be expected to have a material adverse effect, certain ERISA events and material changes in accounting or financial reporting practices; (iii) payment of certain obligations; (iv) preservation of existence; (v) maintenance of properties and insurance; (vi) compliance with laws; (vii) maintenance of books and records; (viii) inspection rights; (ix) use of proceeds; (x) provision of equal and ratable liens in certain cases, and (xi) limitations on (A) investments (including loans and advances), (B) mergers and other fundamental changes, (C) sales and other dispositions of property or assets, (D) dividends and other distributions by the Borrower after the occurrence of an event of default, (E) changes in the nature of business, (F) transactions with affiliates, (G) use of proceeds, and (H) swaps.

Financial covenants to be limited to the following:

•      Minimum Consolidated Fixed Charge Coverage Ratio (EBITDAR/Interest Expense plus Rental Expense, with financial definitions to be substantially the same as those contained in the Existing Credit Agreement except as otherwise agreed) of at least 2.5 to 1.0.

•      Maximum Consolidated Leverage Ratio (with financial definitions to be substantially the same as those contained in the Existing Credit Agreement except as otherwise agreed) not to exceed 3.0 to 1.0.

Each of the ratios referred to above will be calculated on a consolidated basis as of the end of each consecutive four fiscal quarter period.

EVENTS OF DEFAULT:

To be substantially the same as those contained in the Existing Credit Agreement (including notice and cure rights provided therein), which include the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants set forth in the loan documentation (subject to grace periods as set forth in the Existing Credit Agreement); (iii) any representation or warranty proving to have been incorrect in any material respect when made or confirmed; (iv) cross-default to other indebtedness in excess of $50 million in principal amount; (v) bankruptcy and insolvency defaults (with a 60-day grace period for involuntary proceedings); (vi) inability to pay debts; (vii) monetary judgment defaults in excess of $50 million to the extent not covered by insurance and nonmonetary judgment defaults which could reasonably be expected to have a material adverse effect; (viii) customary ERISA defaults; (ix) actual or asserted invalidity or impairment of any material provisions of the loan documentation; and (x) change of control.

ASSIGNMENTS AND PARTICIPATIONS:

Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Term Loan Facility in a minimum amount equal to $5 million.

Consents: The consent of the Borrower will be required unless (i) an event of default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term is defined in the Existing Credit Agreement) (and the Borrower’s consent will be deemed given if not expressly withheld within five business days). The consent of the Administrative Agent (not to be unreasonably withheld or delayed) will be required for any assignment of any outstanding Term Loan to an entity that is not a Lender, an affiliate of a Lender or an Approved Fund.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged to the assigning Lender or the assignee Lender, as such Lenders may agree, with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date.

WAIVERS AND AMENDMENTS:

Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of the loans and commitments under the Term Loan Facility (the “Required Lenders”), except that (a) the consent of each Lender shall be required with respect to (i) the waiver of certain conditions precedent to the initial credit extension under the Term Loan Facility, (ii) the amendment of pro rata sharing provisions, and (iii) the amendment of the voting percentages of the Lenders, and (b) the consent of each Lender affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender, (ii) reductions of principal, interest or fees, and (iii) extensions of scheduled maturities or times for payment.

INDEMNIFICATION:

The Borrower will indemnify and hold harmless the Administrative Agent, the Bookrunner, the Lead Arrangers, any other agents acting in their capacity as such and each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors (each an “Indemnified Party”) from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Acquisition, the Term Loan Facility, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs except (i) to the extent resulting from the bad faith, gross negligence or willful misconduct of such Indemnified Party or material breach by such Indemnified Party of its obligations under the Term Loan Facility, in each case, as determined in a final, nonappealable judgment of a court of competent jurisdiction and (ii) those arising out of, or in connection with, any proceeding that does not involve any act or omission by the Borrower or any of its affiliates and that is brought by an Indemnified Party against any other Indemnified Party (except to the extent relating to such indemnified person acting in an agency or other representative capacity in connection with the Term Loan Facility). This indemnification shall survive and continue for the benefit of all such persons or entities.

DEFAULTING LENDERS	The loan documentation shall contain customary “Defaulting Lender” provisions for transactions and facilities of this type.

GOVERNING LAW:	State of New York.

PRICING/FEES/EXPENSES:	As set forth in Addendum I.

OTHER	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to exclusive New York jurisdiction.

ADDENDUM I

PRICING, FEES AND EXPENSES

INTEREST RATES:

At the Borrower’s option, any Term Loan will bear interest at a rate equal to (i) LIBOR plus the Applicable Margin, as determined in accordance with the Performance Pricing grid set forth below or (ii) the Base Rate (to be defined as the highest of (a) JPMorgan Chase Bank’s prime rate, (b) the Federal Funds rate plus .50% and (c) one-month LIBOR plus 1.00%) plus the Applicable Margin.

The Borrower may select interest periods of one, two, three or six months for LIBOR loans or, upon consent of all of the affected Lenders, such other period that is twelve months or less, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the continuance of event of default under the loan documentation, the Applicable Margin on obligations owing under the loan documentation shall increase by 2% per annum (subject to the request of the Required Lenders).

DURATION FEES:

The Borrower shall pay non-refundable duration fees based on the following percentages of the aggregate principal amount of Loans outstanding on the dates below, each such duration fee to be payable on such applicable date:

90 days after the Closing Date: 0.50%

180 days after the Closing Date: 0.75%

270 days after the Closing Date: 1.00%

PERFORMANCE PRICING:

The Applicable Margin for LIBOR Loans shall be, at any time, the rate per annum set forth in the table below opposite the corporate credit rating of the Borrower by Standard & Poor’s Financial Services LLC or Moody’s Investors Service, Inc; provided that such amount shall increase by an additional 25 basis points at the end of each successive three month period after the Closing Date. In the case of a split rating, the higher rating will apply; if there is only one rating, such rating will apply; and if there is no rating, the lowest rating set forth below will apply; provided that if there is no rating as a result of both Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc. (or their successors) ceasing to issue ratings generally, the rating in effect immediately prior to the Borrower no longer having a rating shall apply until the parties can agree on an alternative method of determining the Applicable Margin for LIBOR and Base Rate Loans (such ratings principles, the “Ratings Principles”). The Applicable Margin for Base Rate Loans shall be 1.00% per annum less than the Applicable Margin for LIBOR Loans in each category (but not less than zero).

Debt Rating	Applicable Margin for LIBOR Loans
A- / A3 or better	1.000%
BBB+ / Baa1	1.125%
BBB / Baa2	1.250%
BBB- / Baa3	1.500%
< BBB- / Baa3	1.750%

CALCULATION OF INTEREST AND FEES:

Other than calculations in respect of interest at the prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:

Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy, liquidity, tax gross up, increased cost and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes (provided that (i) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision or by United States or foreign regulatory authorities, in each case pursuant to Basel III, and (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a change in law, regardless of the date enacted, adopted, issued or implemented).

EXPENSES:

The Borrower will pay all reasonable and invoiced out-of-pocket costs and expenses by the Administrative Agent, Bookrunner or the Lead Arrangers associated with the preparation, due diligence, administration, syndication and closing of all loan documentation, including, without limitation, the reasonable and invoiced legal fees of counsel to the Administrative Agent, Bookrunner and the Lead Arrangers, regardless of whether or not the Term Loan Facility is closed. The Borrower will also pay the reasonable expenses of the Administrative Agent and each Lender (including reasonable legal fees of counsel) in connection with the enforcement of any of the loan documentation.

EXHIBIT B

CONDITIONS

The availability of the Term Loan Facility shall be subject to the satisfaction of the following conditions (subject to the Limited Conditionality Provision). Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit B is attached, including Exhibit A thereto.

1. Each party thereto shall have executed and delivered the Term Facility Documentation on terms consistent with the Commitment Letter and otherwise reasonably satisfactory to both the Borrower and the Commitment Parties, and the Commitment Parties shall have received:

a.	customary closing certificates and legal opinions from counsel to Borrower; and

b.	a certificate from the chief financial officer of Borrower, in form and substance reasonably acceptable to the Commitment Parties, certifying that Borrower and its subsidiaries, on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby, are solvent.

2. On the Closing Date, after giving effect to the Transactions, neither the Borrower nor any of its subsidiaries shall have any material indebtedness for borrowed money other than the Existing Credit Agreement, the Term Loan Facility, indebtedness of the Target and its subsidiaries permitted under the Merger Agreement, indebtedness as to which the net proceeds have been used to fund a portion of the Acquisition and have reduced the commitments of the Commitment Parties by a corresponding amount, indebtedness described on Schedule 1 hereto and other indebtedness to be agreed.

3. The terms of the Merger Agreement (including all exhibits, schedules, annexes and other attachments thereto and other agreements related thereto) and all related documents shall be reasonably satisfactory to the Lead Arrangers, it being agreed that the Merger Agreement dated February 19, 2013 provided to the Lead Arrangers is reasonably satisfactory to the Lead Arrangers. The Acquisition shall be consummated pursuant to the Merger Agreement, substantially concurrently with the initial funding of the Term Loan Facility, and no provision thereof shall have been amended or waived, and no consent shall have been given thereunder, by the Borrower or its affiliates, in any manner materially adverse to the interests of the Commitment Parties or the Lenders without the prior written consent of the Commitment Parties, not to be unreasonably withheld or delayed.

4. The Specified Merger Agreement Representations shall be true and correct, and the Specified Representations shall be true and correct, in each case in the manner described in the fifth paragraph in the Commitment Letter.

5. The Expiration Date shall not have occurred.

6. The Commitment Parties shall have received (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower and its subsidiaries and the Target and its subsidiaries, for the three most recently completed fiscal years ended at least 90 days before the Closing Date and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Borrower and its subsidiaries the Target and its subsidiaries, for each subsequent fiscal quarter ended at least 45 days before the Closing Date; provided that filing of the required financial statements on form 10-K and form 10-Q by the Borrower and/or the Target will satisfy the foregoing requirements.

7. The Commitment Parties shall have received a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Borrower and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income).

8. The Administrative Agent shall have received, at least 3 business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case that had been requested by the Administrative Agent in writing at least 5 business days prior to such required delivery date.

9. All fees and expenses due to the Commitment Parties and the Lenders pursuant to the Commitment Letter and Fee Letters for which an invoice has been received at least two business days prior to the Closing Date shall have been paid or shall have been authorized to be deducted from the proceeds of the initial funding under the Term Loan Facility.

10. The Lead Arrangers (a) shall have received from or on behalf of the Borrower all customary information for inclusion in a confidential information memorandum and other marketing material customarily used for the syndication of the Term Loan Facility and (b) shall have been afforded no less than 12 business days from the date of delivery of such information to the Lenders to syndicate the Term Loan Facility.

SCHEDULE I

OTHER INDEBTEDNESS

1.	Yen-denominated term loan facility (¥2 billion) for Total System Services Holding Europe LP from Royal Bank of Scotland.

2.	Capital leases and purchase money financing obligations in the ordinary course of business.